

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via E-mail
J. Brett Pope
Chief Executive Officer
SWK Holdings Corporation
15770 North Dallas Parkway, Suite 1290
Dallas, Texas 75248

> **Re: SWK Holdings Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 20, 2014**
> **File No. 333-193942**

Dear Mr. Pope:

We have reviewed your amended registration statement and response letter dated May 20, 2104 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise the staff as to why you are registering only 14,534,884 shares when if all 43,174,894 outstanding shares are converted at a .35015919 rate, considerably more shares will be needed.

Questions and Answers Relating to the Rights Offering

How many shares will the Standby Purchaser and its affiliates own after the offerings, page 4

2. We note that you received a letter from Carlson Capital offering to purchase an additional 80 million shares of your common stock at a price of $1.20 per share. Please revise to provide an update regarding the status of this offer. In addition, revise to provide the number of shares and the percentage of ownership that Carlson and its affiliated funds

will hold if this offer is consummated, and if Carlson purchases the maximum number of shares in the rights offering.

Prospectus Summary

Our Business, page 13

3. We note your disclosure in your Form 8-K filed on May 28, 2014 that you received a non-binding proposal from an unrelated third party with respect to a proposed investment. Please provide more information regarding this proposal, including an update as to the status of any negotiations.

Notes to the Consolidated Financial Statements

Note 11. Income Taxes, page F-49

4. We note your response to prior comment three in our letter dated May 5, 2014. We note the company determined that since they were not in a cumulative three year loss position at December 31, 2013, this removed the negative evidence. You also considered your new corporate strategy implemented in July 2012 and also determined that having five consecutive quarters of profitability (i.e. through the quarter ended December 31, 2013) and your projections of income for the 2014 to 2020 periods provided objectively verifiable positive evidence which resulted in a partial reversal of the deferred tax asset valuation allowance at year end December 31, 2013. Please provide us with the following additional information regarding your deferred tax asset valuation analysis at December 31, 2013 and at March 31, 2014:

- Provide us with your projections of taxable income for fiscal 2013 and tell us when these projections were prepared.
- Explain the differences between actual and forecasted results for each of the quarters of fiscal 2013.
- Provide us with your projections of future taxable income for the 2014 to 2020 fiscal periods which includes the expected cash returns on existing investments as well as anticipated operating costs. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates for revenue and expense utilized as well as any other pertinent information.
- Provide us with your analysis of how the partial amount of the deferred tax valuation allowance reversed at year end 2013 was determined.
- Provide us with and explain the differences between actual and forecasted results for the quarterly period ended March 31, 2014.
- Address the reasons for not reversing any of the deferred tax asset valuation allowance at March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Tammy Knight
        Holland & Knight LLP